UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   May 6, 2006                        /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         ROCHESTER RESOURCES LTD. (the "Issuer")
         #400 - 535 Howe Street, Vancouver, BC, V6C 2Z4
         Phone: (604) 484-6614

2.       DATE OF MATERIAL CHANGE

         May 3, 2006

3.       PRESS RELEASE

         The press release was released on May 3, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       OFFICER

         Douglas Good, President & CEO
         Phone: (604) 484-6614

9.       DATE OF REPORT

         May 3, 2006.

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                          TSX Venture: RCT OTCBB: RCTFF

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NEWS RELEASE                                                         MAY 3, 2006

       ROCHESTER CLOSES CANACCORD FINANCING AND PROCEEDS AGRESSIVELY WITH
                ITS 2006 MINE DEVELOPMENT AND EXPLORATION PROGRAM

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD. (TSXV:  RCT AND OTCBB:  RCTFF):
The Company is pleased to announce that it has closed the short form offering financing of $720,000 with Canaccord Capital Corporation ("Canaccord") acting as agent as previously announced on February 21, 2006. The offering consisted of 1,000,000 units ("Units") with each Unit consisting of one common share and one Warrant. Each Warrant entitles the holder to acquire one additional common share at an exercise price of $0.80 per share until May 3, 2008. Cash commissions, agent warrants and corporate finance fees as set out in the February News Release were paid to Canaccord. The net proceeds received by the Company from this offering, along with the proceeds from the exercise of any of the up to 2,725,000 warrants at $0.65 expiring on May 7, 2006, will be used to fund on-going work programs on the Company's Mina Real Property, to fund new property investigations and acquisitions, and for general working capital purposes.

An aggressive exploration and development work program is now underway and management expects that the road extension to the Tajos Cuates vein structure should be completed and the Phase 1 drill program on the Mina Real Property commenced by mid-May 2006. Drift development at the Florida mine site of the Mina Real Property has commenced and is progressing at the rate of approximately 5 meters per day in each of two adits.

Management expects to complete the executive planning and approval process for the construction of up to a 300 ton/day conventional milling operation by the end of May 2006 and to commence construction of the mill and related infrastructure shortly thereafter, subject to receipt of final environmental approvals and equipment availability.

Negotiations are also underway to acquire additional advanced mineral properties in the area.

ON BEHALF OF THE BOARD

/s/ DOUGLAS GOOD                           INVESTOR INFORMATION CONTACT:
Douglas Good, President & CEO
                                                     Douglas Good
                                                Tel: (604) 484-6614

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.